UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Listed Company
CNPJ/MF under nº 02.429.144/0001-93

CPFL GERAÇÃO DE ENERGIA S.A.
Listed Company
CNPJ/MF under 03.953.509/0001-47

CPFL ENERGIAS RENOVÁVEIS S.A.
Listed Company
CNPJ/MF under nº 08.439.659/0001-50

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”), CPFL Geração de Energia S.A. (“CPFL Geração”) and CPFL Energias Renováveis S.A. (“CPFL Renováveis”), together designated as Companies, inform shareholders and the market at large, pursuant to the terms and for the purpose of compliance with CVM Instruction nº 358/02, that on April 28, 2014, the 7th amendment and consolidation to Shareholders Agreement of CPFL Renováveis was concluded, where CPFL Renováveis is an intervening and consenting party (the “Shareholders’ Agreement”), in order to adjust its governance based on the Initial Public Offering, including: (i) changes to the equity shareholding; (ii) adjustments to provisions no longer applicable to the Shareholders’ Agreement; and (iii) implementation of the necessary amendments in order to conform the Shareholders’ Agreement to the current corporate and operating structure.

The Shareholders’ Agreement will be filed at the Company’s headquarters, a copy of which is available for consulting at the Companies’ websites, the BM&FBovespa (www.bmfbovespa.com.br) and the Brazilian Securities Commission (www.cvm.gov.br).

The Shareholders’ Agreement will substitute the shareholders’ agreement executed on May 31, 2012 and amended on January 28, 2013, in force until then, in all its terms and conditions.

São Paulo, June 16, 2014.

Gustavo Estrella
Chief Financial and Investor Relations Officer
 CPFL Energia S.A.

Gustavo Estrella
Chief Financial and Investor Relations Officer
 CPFL Geração de Energia S.A.

Marcelo Souza
Financial and Investor Relations Officer
 CPFL Energias Renováveis S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 16, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.